Mercedes-Benz Auto Lease Trust 2012-A
Investor Report

Collection Period Ended   28-Feb-2014

Amounts in USD

Dates

Collection Period No.	24	
Collection Period (from... to)	1-Feb-2014	28-Feb-2014
Determination Date	13-Mar-2014	
Record Date	14-Mar-2014	
Payment Date	17-Mar-2014	
Interest Period of the Class A-1 Notes (from... to)	18-Feb-2014	17-Mar-2014 Actual/360 Days 27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2014	15-Mar-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	345,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	489,000,000.00	110,398,046.61	55,991,435.04	54,406,611.57	111.260964	0.114502
Class A-4 Notes	101,264,000.00	101,264,000.00	101,264,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,430,264,000.00**	**211,662,046.61**	**157,255,435.04**	**54,406,611.57**		

Overcollateralization	267,379,474.41	305,575,825.39	305,575,825.39	
Total Securitization Value	**1,697,643,474.41**	**517,237,872.00**	**462,831,260.43**	
present value of lease payments	697,529,576.24	75,233,847.99	64,147,741.12	
present value of Base Residual Value	1,000,113,898.17	442,004,024.01	398,683,519.31	

	Amount	Percentage
Initial Overcollateralization Amount	267,379,474.41	15.75%
Target Overcollateralization Amount	305,575,825.39	18.00%
Current Overcollateralization Amount	305,575,825.39	18.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.343780%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.660000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.880000%	80,958.57	0.165559	54,487,570.14	111.426524
Class A-4 Notes	1.070000%	90,293.73	0.891667	90,293.73	0.891667
Total		**171,252.30**		**$54,577,863.87**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	11,526,669.71	(1) Total Servicing Fee	431,031.56
Net Sales Proceeds-early terminations (including Defaulted Leases)	28,213,799.19	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	22,648,600.19	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	27,984.32	(3) Interest Distributable Amount Class A Notes	171,252.30
Excess mileage included in Net Sales Proceeds	379,814.04	(4) Priority Principal Distribution Amount	0.00
Subtotal	62,389,069.09	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	54,406,611.57
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	831.67	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	62,389,900.76	(9) Excess Collections to Certificateholders	7,381,005.33
Reserve Account Draw Amount	0.00	**Total Distribution**	**62,389,900.76**
Total Available Funds	**62,389,900.76**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	431,031.56	431,031.56	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	171,252.30	171,252.30	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	80,958.57	80,958.57	0.00
thereof on Class A-4 Notes	90,293.73	90,293.73	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	171,252.30	171,252.30	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	54,406,611.57	54,406,611.57	0.00
Principal Distribution Amount	54,406,611.57	54,406,611.57	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	8,488,217.37
Reserve Fund Amount - Beginning Balance	8,488,217.37
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	104.34
minus Net Investment Earnings	104.34
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	8,488,217.37
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	104.34
Net Investment Earnings on the Exchange Note	
Collection Account	727.33
Investment Earnings for the Collection Period	831.67

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,697,643,474.41	45,053
Securitization Value beginning of Collection Period	517,237,872.00	18,215
Principal portion of lease payments	8,771,209.13	
Terminations- Early	24,787,814.78	
Terminations- Scheduled	18,803,959.09	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,043,628.57	
Securitization Value end of Collection Period	462,831,260.43	16,458

Pool Factor   27.26%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.66%	6.60%
Weighted Average Remaining Term (months)	25.04	7.44
Weighted Average Seasoning (months)	12.37	32.13
Aggregate Base Residual Value	1,139,551,610.25	413,330,491.59
Cumulative Turn-in Ratio		83.55%
Proportion of base prepayment assumption realized life to date		61.45%
Actual lifetime prepayment speed		0.62%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	460,261,448.12	16,375	99.44%
31-60 Days Delinquent	1,889,541.60	62	0.41%
61-90 Days Delinquent	503,722.21	15	0.11%
91-120 Days Delinquent	176,548.50	6	0.04%
Total	462,831,260.43	16,458	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	404,717.80
Less Liquidation Proceeds	246,973.18
Less Recoveries	149,399.74
Current Net Credit Loss / (Gain)	8,344.88
Cumulative Net Credit Loss / (Gain)	(2,081,458.14)
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	(0.123%)

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	45,230,684.64
Less sales proceeds and other payments received during	
Collection Period	50,619,171.31
Current Residual Loss / (Gain)	(5,388,486.67)
Cumulative Residual Loss / (Gain)	(133,961,493.23)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(7.891%)